UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application/Declaration of Unitil   )      CERTIFICATE PURSUANT TO
Corporation on Form U-1 (File No.   )      RULE 24 UNDER THE PUBLIC
70-10161)                           )      UTILITY HOLDING COMPANY
                                    )      ACT OF 1935
                                    )

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          Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended, Unitil Corporation, a New Hampshire corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("Unitil"), certifies that on October 29, 2003, the issuance and sale of 717,600 shares of its common stock, no par value, in an underwritten public offering, as proposed in the Application-Declaration to the Commission on Form U-1 (File No. 70-10161) of Unitil (the "Application-Declaration") and authorized by order of the Commission in Holding Co. Act Release No. 27739, dated October 20, 2003, was carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Commission's order with respect thereto.


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Exhibits

          F-1 "Past Tense" Opinion of Counsel to Unitil


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


                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Unitil has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                    UNITIL CORPORATION


                                    By:    /s/ Mark Collin
                                           ------------------------------------
                                    Name:  Mark Collin
                                    Title: Senior Vice-President, Chief
                                            Financial Officer and Treasurer

Dated:  November 6, 2003


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